                                                                    Exhibit 99.5

                                   LETTERHEAD

                                                                    July 5, 2007

BY E-MAIL, FACSIMILE AND EXPRESS MAIL

A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333
Attention: Gary J. Elek, Corporate Secretary

Dear Sir:

      Starboard Value & Opportunity  Fund, LLC  ("Starboard")  is submitting the attached  resolution  and  supporting  statement  for  inclusion  in  the  proxy statement  of A.  Schulman,  Inc.  (the  "Company")  relating to the next annual meeting of stockholders of the Company.  The resolution and supporting statement attached  hereto as EXHIBIT A requests  that the Board of Directors  immediately engage the services of an investment banking firm to evaluate  alternatives that could  enhance  stockholder  value,  including  but not  limited  to a merger or outright sale of the Company.

      As of the date hereof, Starboard is the beneficial owner of 678,184 shares of common stock of the Company and intends to hold such shares  through the date of the next annual meeting of  stockholders.  The shares are held in Starboard's brokerage  account with Morgan Stanley & Co. (DTC  Participant  No. 050). Cede &
Co., as the nominee of The Depository Trust Company,  is the holder of record of the shares.  As of the date hereof,  Starboard  has  continuously  held at least
$2,000 in market value of the Company's  securities  entitled to be voted on the proposal for at least one year,  as evidenced by the letter from Morgan  Stanley
Prime Brokerage attached hereto as EXHIBIT B.

      Starboard's representatives will appear in person or by proxy to bring the resolution  before the  meeting.  Of course,  we would be pleased if the Company would waive this requirement

      This notice is submitted in accordance  with Rule 14a-8 of the  Securities
Exchange  Act of 1934,  as  amended.  The  attached  resolution  and  supporting statement are requested to be included in the Company's  proxy  material for its next annual  meeting of  stockholders.  Should you have any questions  regarding this matter, please call the undersigned at (212) 201-4841.

                            Starboard Value & Opportunity Fund, LLC

                               By: Admiral Advisors, LLC, its investment manager

                               By: Ramius Capital Group, L.L.C., its sole member

                               By: /s/ Owen Littman
                                   ---------------------------------------------
                                   Owen Littman, Authorized Signatory

                                    EXHIBIT A

STOCKHOLDER PROPOSAL

      RESOLVED,  that the stockholders of A. Schulman,  Inc.  ("Schulman" or the
      "Company"),  hereby request that the Board of Directors immediately set up a special committee consisting solely of independent  directors that would engage the services of a nationally  recognized investment banking firm to evaluate  strategic  alternatives that would maximize  stockholder  value, including, but not limited to, a sale of the North American business, or a merger or an outright sale of the Company.

SUPPORTING STATEMENT:

This proposal provides  stockholders with the opportunity to advise the Board of
Directors of their  concerns  regarding  Schulman's  strategic  direction and to express their desire to realize the full value of their  investment in Schulman.
As an owner,  together with our affiliates,  of approximately 3.0% of Schulman's common  shares  outstanding,  we believe  that in order to maximize  stockholder value the North American business or the Company should be sold.

In our view, the Company is significantly  undervalued due to steadily declining gross profit and operating  margins,  which  represent  management's  failure to proactively rationalize  manufacturing capacity and reduce operating expenses in light of changing industry dynamics.  We believe  management's focus on top line growth at the expense of maximizing  return on invested capital has weakened the
Company's competitive position.

The recent  operating  performance  provides  little hope for improvement in the status quo.  Since fiscal year 2003,  despite  recording  restructuring  charges totaling  approximately  $8.2M in four of the last five fiscal years,  the North
American segment has remained  unprofitable,  generating a cumulative  operating loss of  approximately  $63.1M,  including  $18.9M in the first  nine  months of fiscal 2007.

We do not believe this is an industry  problem.  In the last decade,  Schulman's two  closest  public  company  peers,  Spartech  Corporation  (SEH) and  PolyOne
Corporation  (POL),  have grown net income at a compounded annual growth rate of approximately 7.0% and 15.3%, respectively(1).  By way of comparison, Schulman's ten-year net income compounded annual growth rate is negative 7.9%.

This performance,  spanning a decade,  necessitates a change in strategy. In our opinion,  Schulman has a portfolio of valuable  assets,  the intrinsic  value of which is not reflected in the current  market value.  Given  management's  track record,  we do not believe the current  management  is capable of executing  the necessary changes in strategy to realize the full value of the Company's assets.

--------
(1) Source:  Public  company  documents.  Net income  numbers are as reported in
Company's public filings

Given the Board of  Directors'  fiduciary  obligation  to  maximize  stockholder value,  we believe  that a sale of the North  American  business,  or the entire
Company,  is in the best  interest  of  stockholders  at this  time.  While  the adoption of this proposal will not legally bind the Board of Directors, we trust that given their  fiduciary  responsibilities,  the  Directors  will honor their stockholders' request.

If you believe the Company should immediately explore  opportunities to maximize the value of your shares, please vote FOR this proposal.

                                     EXHIBIT B